SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated November 19, 2019, titled: "G. Willi-Food International Reports Improvements in Major Operational Parameters in Third Quarter 2019 Compared to Third Quarter 2018".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Financial Manager

Date: November 19, 2019

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS IMPROVEMENTS IN MAJOR
OPERATIONAL PARAMETERS IN THIRD QUARTER 2019 COMPARED TO
THIRD QUARTER 2018

Third quarter 2019 financial results show continued improvements in sales, gross profit and operating profit year-over-year for nine quarters in a row.

THE COMPANY'S  SALES, GROSS PROFIT AND OPERATING PROFIT IN THE THIRD
QUARTER OF 2019 INCREASED BY 15.7%, 16.8% AND 19.9% RESPECTIVELY COMPARED TO
ITS SALES, GROSS PROFIT AND OPERATING PROFIT IN THE THIRD QUARTER OF 2018

THE COMPANY'S  SALES, GROSS PROFIT AND OPERATING PROFIT IN THE FIRST NINE
MONTHS OF 2019 INCREASED BY 15.4%, 24.0% AND 26.9% RESPECTIVELY COMPARED TO
ITS SALES, GROSS PROFIT AND OPERATING PROFIT IN THE FIRST NINE MONTHS OF 2018.

YAVNE, Israel – November 19, 2019 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter Fiscal Year 2019 Highlights

•	Sales increased by 15.7% year-over-year to NIS 95.4 million (US$ 27.4 million).
•	Gross profit increased by 16.8% year-over-year to NIS 29.8 million (US$ 8.6 million).
•	Operating profit of NIS 12.6 million (US$ 3.6 million), or 13.2% of sales, compared to operating profit of NIS 10.5 million (US$ 3.0 million) in the comparable quarter of 2018.
•	Net profit increased by 0.5% year-over-year to NIS 10.3 million (US$ 3.0 million), or 10.8% of sales.
•	Net cash from operating activities of NIS 19.0 million (US$ 5.5 million).
•	Cash and securities balance of NIS 284.1 million (US$ 81.6 million) as of September 30, 2019.
•	Earnings per share of NIS 0.78 (US$ 0.22).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present the third quarter 2019 financial results, which show continued improvements in sales, gross profit and operating profit year-over-year for nine quarters in a row. According to retail data analytics provided by StoreNext Ltd1, the Company recorded a higher growth rate in the first nine months of 2019 for "sale out" sales (in other words, sales to the final consumer) than any other Israeli food and beverage company, growing 31.2% compared to the average of such companies, which grew by 2.5%.

We are focusing on increasing the Company’s market share in the food sector in Israel by entering new and emerging categories in the Israeli food market and by examining company acquisition opportunities. We believe that our growing business and other Company plans for the coming years will further improve Company results."

1 StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

Third Quarter Fiscal 2019 Summary

Sales for the third quarter of 2019 increased by 15.7% to NIS 95.4 million (US$ 27.4 million) from NIS 82.4 million (US$ 23.7 million) recorded in the third quarter of 2018. Sales increased primarily due to a redirection of resources to increase support for sales activity and an increase in the variety of Company products.

Gross profit for the third  quarter of 2019 increased by 16.8% to NIS 29.8 million (US$ 8.6 million) compared to NIS 25.5 million (US$ 7.3 million) recorded in the third quarter of 2018. Third quarter gross margin increased by 0.3% to 31.3% compared to gross margin of 31.0% for the same period in 2018.

Selling expenses increased by 10.5% to NIS 12.3 million (US$ 3.5 million) compared to NIS 11.1 million (US$ million 3.2) in the third quarter of 2018 primarily due to an increase in manpower and payroll expenses. Selling expenses as a percentage of sales were 12.9%, compared to 13.5% in the third quarter of 2018.

General and administrative expenses increased by 24.4% to NIS 5.0 million (US$ 1.4 million) compared to NIS 4.0 million (US$ million 1.1) in the third quarter of 2018. The increase in general and administrative expenses was primarily due to an increase in management payroll expenses and legal and consulting expenses.

As a result, operating profit for the third quarter of 2019 increased by 19.9% to NIS 12.6 million (US$ 3.6 million) compared to NIS 10.5 million (US$ 3.0 million) in the third quarter of 2018.

Willi-Food’s income before taxes for the third quarter of 2019 was NIS 13.3 million (US$ 3.8 million) compared to income before taxes of NIS 13.1 million (US$ 3.8 million) in the third quarter of 2018.

Willi-Food's net profit in the third quarter of 2019 was NIS 10.3 million (US$ 3.0 million), or NIS 0.78 (US$ 0.22) per share, compared to NIS 10.3 million (US$ 3.0 million), or NIS 0.78 (US$ 0.2) per share recorded in the third quarter of 2018.

Willi-Food ended the third quarter of 2019 with NIS 284.1 million (US$ 81.6 million) in cash and securities. Net cash from operating activities for the third quarter of 2019 was NIS 19.0 million (US$ 5.5 million). Willi-Food's shareholders' equity at the end of September 2019 was NIS 478.7 million (US$ 137.5 million).

First Nine Months of Fiscal 2019 Highlights

•	Sales increased by 15.4% year-over-year to NIS 293.3 million (US$ 84.2 million).
•	Gross profit increased by 24.0% year-over-year to NIS 89.9 million (US$ 25.8 million).
•	Operating profit increased by 26.9% year-over-year to NIS 35.0 million (US$ 10.0 million), or 11.9% of sales.
•	Net profit increased by 56.2% to NIS 37.4 million (US$ 10.8 million), or 12.8% of sales.
•	Net cash from operating activities of NIS 21.9 million (US$ 6.3 million).
•	Earning per share of NIS 2.83 (US$ 0.81).

First Nine Months of Fiscal 2019 Summary

Willi-Food’s sales for the nine-month period ending September 30, 2019 increased by 15.4% to NIS 293.3 million (US$ 84.2 million) compared to sales of NIS 254.2 million (US$ 73.0 million) in the first nine months of 2018. Sales increased in the first nine months of 2019 primarily due to a redirection of resources to increase support for sales activity and an increase in the variety of Company products.

Gross profit for the period increased by 24.0% to NIS 89.9 million (US$ 25.8 million) compared to gross profit of NIS 72.5 million (US$ 20.8 million) for the first nine months of 2018. Gross margin for the first nine months of 2019 was 30.6% compared to a gross margin of 28.5% for the same period in 2018. The increase in gross margin was the result of the increased sales and the Company's continued strategic focus on selling a favorable mix of products which generate a higher gross margin.

Operating profit for the first nine months of 2019 increased by 26.9% to NIS 35.0 million (US$ 10.0 million) from NIS 27.6 million (US$ 7.9 million) reported in the comparable period of last year primarily due to the increase of gross profit.

Income before taxes for the first nine months of 2019 increased by 54.6% to NIS 47.5 million (US$ 13.6 million) compared to NIS 30.7 million (US$ 8.8 million) recorded in the first nine months of 2018.

Net income for the first nine months of 2019 increased by 56.2% to NIS 37.4 million (US$ 10.8 million), or NIS 2.83 (US$ 0.81) per share, from NIS 24.0 million (US$ 6.9 million), or NIS 1.82 (US$ 0.52) per share, recorded in the first nine months of 2018.

NOTE A: NIS to US$ exchange rate used for convenience only

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2019, U.S. $1.00 equals NIS 3.482. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three and nine-month period ended September 30, 2019 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates (especially the NIS/U.S. Dollar exchange rate); payment default by any of our major clients; the loss of one of more of our key personnel; changes in laws and regulations, including those relating to the food distribution industry; inability to meet and maintain regulatory qualifications and approvals for our products; termination of arrangements with our suppliers; loss of one or more of our principal clients; increase or decrease in global purchase prices of food products; increasing levels of competition in Israel and other markets in which we do business; changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets; our inability to accurately predict consumption of our products and changes in consumer preferences; our inability to protect our intellectual property rights; our inability to successfully integrate our recent acquisitions; insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		December 31	September 30,		December 31
	2 0 1 9	2 0 1 8	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 8
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	141,685	126,185	134,287	40,691	36,239	38,566
Financial assets carried at fair value through profit or loss	142,443	148,174	137,904	40,908	42,554	39,605
Trade receivables	120,895	96,099	98,017	34,720	27,599	28,150
Loans to others	19,796	-	-	5,685	-	-
Other receivables and prepaid expenses	4,686	1,270	3,744	1,346	365	1,075
Inventories	39,268	49,244	49,289	11,277	14,142	14,155
Current tax assets	-	2,154	862	-	619	248
Total current assets	468,773	423,126	424,103	134,627	121,518	121,799

Non-current assets
Property, plant and equipment	80,637	78,858	79,611	23,158	22,647	22,864
Less -Accumulated depreciation	42,951	39,296	40,219	12,335	11,285	11,551
	37,686	39,562	39,392	10,823	11,362	11,313

Right of use asset	2,852	-	-	819	-	-
Goodwill	36	36	36	10	10	10
Deferred taxes	853	882	2,882	245	253	828
Total non-current assets	41,427	40,480	42,310	11,897	11,625	12,151

	510,200	463,606	466,413	146,524	133,143	133,950
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,374	-	-	395	-	-
Curremt tax liabilities	3,104	-	-	891	-	-
Trade payables	12,580	15,252	16,239	3,613	4,380	4,664
Employees Benefits	2,766	2,269	2,577	795	652	740
Other payables and accrued expenses	10,244	5,461	5,882	2,942	1,568	1,689
Total current liabilities	30,068	22,982	24,698	8,636	6,600	7,093

Non-current liabilities
Lease liabilities	1,496	-	-	430	-	-

Retirement benefit obligation	938	1,065	836	269	306	241

Total non-current liabilities	2,434	1,065	836	699	306	241

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,217,017 shares at September 30, 2019; and 13,240,913 at December 31, 2018)	1,425	1,425	1,425	409	409	409
Additional paid in capital	128,354	128,354	128,354	36,862	36,862	36,862
Capital fund	247	247	247	71	71	71
Treasury shares	(625)	-	-	(180)	-	-
Remeasurement of the net liability in respect of defined benefit	(623)	(954)	(623)	(180)	(274)	(179)

Retained earnings	348,920	310,487	311,476	100,207	89,169	89,453
Equity attributable to owners of the Company	477,698	439,559	440,879	137,189	126,237	126,616

	510,200	463,606	466,413	146,524	133,143	133,950

(*)         Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 1 9	2 0 1 8	2019	2018	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	293,298	254,221	95,364	82,440	84,233	73,010
Cost of sales	203,443	181,735	65,535	56,908	58,427	52,193

Gross profit	89,855	72,486	29,829	25,532	25,806	20,817

Operating costs and expenses:

Selling expenses	39,540	32,040	12,316	11,145	11,355	9,201
General and administrative expenses	15,295	12,921	4,963	3,989	4,393	3,711
Other income	-	(69)	-	(69)	-	(20)

Total operating expenses	54,835	44,892	17,279	15,065	15,748	12,892

Operating profit	35,020	27,594	12,550	10,467	10,058	7,925

Financial income	15,888	1,741	2,895	2,396	4,563	500
Financial expense	3,428	(1,372)	2,138	(261)	985	(394)

Total financial income	12,460	3,113	757	2,657	3,578	894

Income before taxes on income	47,480	30,707	13,307	13,124	13,636	8,819
Taxes on income	10,037	6,730	2,977	2,842	2,883	1,933

Profit for the period	37,443	23,977	10,330	10,282	10,753	6,886

Earnings per share:
Basic earnings per share	2.83	1.81	0.78	0.78	0.81	0.52

Diluted earnings per share	2.83	1.81	0.78	0.78	0.81	0.52

Shares used in computation of basic EPS	13,217,017	13,240,913	13,217,017	13,240,913	13,217,017	13,240,913

(*)         Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	37,443	23,977	10,330	10,282	10,753	6,886
Adjustments to reconcile net profit to net cash used to (used in) continuing operating activities (Appendix)	(15,542)	(6,520)	8,643	(3,945)	(4,463)	(1,872)

Net cash used in continuing operating activities	21,901	17,457	18,973	6,337	6,290	5,014

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,026)	(1,392)	(440)	(815)	(295)	(400)
Proceeds from sale of property plant and Equipment	-	415	-	415	-	119
Proceeds from purchase of marketable securities, net	7,655	(7,327)	(2,535)	(10,634)	2,199	(2,104)
Loans granted to others	(29,650)	-	(8,000)	-	(8,515)	-
Proceeds from loans granted to others	9,854	-	4,035	-	2,830	-
Proceeds of non current financial assets	-	3,970	-	-	-	1,140

Net cash used to continuing investing activities	(13,167)	(4,334)	(6,940)	(11,034)	(3,781)	(1,245)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(711)	-	(237)	-	(205)	-
Aquisition of treasury shares	(625)	-	-	-	(179)	-

Net cash used to continuing financing activities	(1,336)	-	(237)	-	(384)	-

Increase (decrease) in cash and cash equivalents	7,398	13,123	11,796	(4,697)	2,125	3,769

Cash and cash equivalents at the beginning of the financial period	134,287	113,062	129,889	130,882	38,566	32,470

Cash and cash equivalents of the end of the financial year	141,685	126,185	141,685	126,185	40,691	36,239

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	2,030	(379)	485	426	583	(109)
Unrealized loss (gain) on marketable securities	(12,196)	2,670	(1,927)	2,421	(3,501)	767
Depreciation and amortization	3,461	2,691	1,153	857	994	773
Capital gain on disposal of property plant and equipment	-	(69)	-	(69)	-	(20)

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(22,956)	(4,794)	235	(1,153)	(6,593)	(1,377)
Decrease (increase) in inventories	10,021	(9,345)	16,603	(4,550)	2,878	(2,684)
increase (Decrease) in trade and other payables, and other current liabilities	4,098	2,706	(7,906)	(1,877)	1,176	778

	(15,542)	(6,520)	8,643	(3,945)	(4,463)	(1,872)

B.          Significant non-cash transactions:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
	NIS				US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	7,686	5,761	3,232	1,812	2,207	1,654

(*)         Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Financial Manager
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.